UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-39693

Triterras, Inc.
(Name of registrant)

9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Statutory Demand for Payment Filed in Singapore by a Creditor of Antanium Resources Pte. Ltd. (formerly known as Rhodium Resources Pte. Ltd.)

Singapore, December 17, 2020 – Triterras, Inc. (the “Company”) was informed today that a statutory demand for payment from Antanium Resources Pte. Ltd., the company formerly known as Rhodium Resources Pte. Ltd. (“Rhodium”) was filed by a creditor of Rhodium on December 1, 2020 pursuant to the Singapore Insolvency, Restructuring and Dissolution Act (the “Act”). Pursuant to Singapore law, Rhodium must respond to this statutory demand within 21 days or a bankruptcy application could be filed by the creditor against Rhodium. Rhodium has informed the Company that its traditional commodity trading business has been adversely impacted by the COVID-19 pandemic and the lack of availability of trade finance funding for commodity trades involving SMEs. Rhodium has informed the Company that today (December 17, 2020, Singapore time) it has sought a moratorium order from a Singapore court which will shield Rhodium from creditor actions while Rhodium prepares a scheme of arrangement pursuant to the Act to restructure its debts and continue its business as a going concern. The Company understands that Rhodium currently expects a scheme of arrangement to be acceptable to the required majority of each class of its creditors and that Rhodium will continue as a client of the Company. The Company looks forward to continuing its productive relationship with Rhodium in the medium term. Rhodium and the Company are each under the control of Mr. Srinivas Koneru, the Company’s founder, Executive Chairman and Chief Executive Officer.

While the Company’s relationship with Rhodium was instrumental to the initial launch of the Company’s Kratos platform and the platform’s attractiveness to the commodities trading and trade financings communities, the Company has become less dependent on Rhodium’s business as the platform achieves a growing mass of users, other than Rhodium and its subsidiaries. For example, while substantially all of the users of the Kratos platform during the year ended February 29, 2020 were referred to the platform by Rhodium and its subsidiaries who accounted for 26.5% of the Company’s revenues. As the platform has continued to add additional users, revenues from Rhodium and its subsidiaries as a percentage of total revenues decreased to 15.5% for the six months ended August 31, 2020. Based on available preliminary operational information, the Company estimates that Rhodium and its subsidiaries have accounted for less than 10% of the Company’s revenues for the period since August 31, 2020, while at the same time, the Company’s total transaction volume and revenues from other users have continued to grow in line with the Company’s targets provided to the public in connection with the business combination.

The Company expects that (a) the proportion of transaction volume and revenues related to Rhodium will continue to decline, in line with the Company’s plans to diversify the user base beyond Rhodium, (b) that Rhodium or its affiliates will honor all of its other obligations to the Company, including payment of accounts receivable and repayment of approximately US$1.7 million of outstanding advances due from related parties as of December 1, 2020, and (c) user referrals payable to Rhodium under the origination agreement entered into with Rhodium will be lower than previously expected.

The Company expects it will meet its previously issued revenue and net income guidance for the fiscal year 2020 ending February 28, 2021 and expects to provide a business update for the three months ending November 30, 2020 on January 5, 2021.

On December 10, 2020, Rhodium Resources Pte. Ltd. changed its name to Antanium Resources Pte. Ltd.

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest commodity trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit triterras.com or email us at contact@triterras.com.

Triterras Contact:

Jim Groh

(678) 237-7101

Forward Looking Statements

This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Our actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, our expectations with respect to future performance and anticipated financial impacts. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and are difficult to predict. Factors that may cause such differences include, but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Registrant’s From 20-F (001-39693) filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020 (the “Form 20-F”) and in the Registrant’s other filings with the SEC. The Registrant cautions that the foregoing list of factors is not exclusive. The Registrant cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Registrant does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2020

Triterras, Inc.

By:	/s/ Srinivas Koneru
Name:	Srinivas Koneru
Title:	Director, Executive Chairman and Chief Executive Officer

Exhibit No.	Description
99.1	Press Release: Triterras Wins Singapore Founder Category of MAS Singapore FinTech Awards, dated December 11, 2020
99.2	Press Release: Triterras Schedules Business Update Call for Tuesday, January 5, 2021 at 10 a.m. ET, dated December 16, 2020

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